April 14, 2010

The Board of Directors
GSC Investment Corp.
500 Campus Drive
Florham Park, NJ 07932

Members of the Board of Directors:

Stifel, Nicolaus & Company, Incorporated (“Stifel Nicolaus” or “we”) has been advised that GSC Investment Corp. (“GNV” or the “Company”) is considering entering into a Stock Purchase Agreement (the “Agreement”) with Saratoga Investment Advisors (“Saratoga”), Saratoga Fund (“Saratoga Fund”) and the individuals set forth on Schedule I of the Agreement (together with Saratoga and Saratoga Fund, each an “Investor” and collectively, the “Investors”) pursuant to which the Company will sell to the Investors $15,000,000 of common stock at a price of $1.52 per share, subject to the terms and conditions more fully set forth in the Agreement (the “Investment”).

You have requested Stifel Nicolaus’ opinion, as investment bankers, as to the fairness to the Company, from a financial point of view, of the per share consideration to be received by the Company in connection with the Investment pursuant to the Agreement (the “opinion”).

In rendering our opinion, we have, among other things:

(i)	Reviewed a draft copy of the Stock Purchase Agreement dated April 8, 2010;

(ii)	Reviewed a draft copy of the Credit Agreement with Madison Capital Funding LLC;

(iii)
Reviewed the audited consolidated financial statements of the Company as of February 28, 2009, 2008 and 2007 and the related audited consolidated financial statements for each of such fiscal years contained in the Company’s Annual Report on Form 10-K for the year ended February 28, 2009; together with the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2009;

(iv)	Reviewed certain publicly available business and financial information concerning the Company;

(v)	Reviewed certain non-publicly available information regarding the Company’s business plan and other internal financial statements and analyses;

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April 14, 2010

(vi)
Discussed with the Company’s management the history and past and current operations of the Company, the Company’s financial performance and the Company’s outlook and future prospects, including the Company’s inability to pay cash dividends, estimates by the Company’s management as to the Company’s liquidity, the Company’s current access to, and ability in the future to obtain, debt or equity financing and the Company’s ability to continue to operate as a going concern;

(vii)
Discussed with the Company’s management the Company’s existing default under its Credit Facility (with aggregate borrowings of $36.3 million as of March 19, 2010), and the rights and remedies of the lender thereunder as a result thereof;

(viii)
Took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuations and our knowledge of the industry generally;

(ix)	Analyzed the Company’s publicly reported historical common stock price and trading activity;

(x)	Reviewed the pro forma financial impact of the Investment on the Company;

(xi)	Reviewed and analyzed certain publicly available information concerning the terms of selected financing transactions that we considered relevant to our analysis; and

(xii)	Conducted such other financial studies, analyses and investigations and considered such other information as we deemed necessary or appropriate for purposes of our opinion.

In connection with our review and analysis, we have relied upon and assumed, without independent verification, the accuracy and completeness of all financial and other information that was publicly available or made available, supplied or otherwise communicated to Stifel Nicolaus by or on behalf of the Company and by or on behalf of Saratoga. We have further relied upon the assurances of the respective managements of the Company and Saratoga that they are unaware of any facts that would make such information incomplete or misleading. Stifel Nicolaus assumed, with the consent of management of the Company, that any material liabilities (contingent or otherwise, known or unknown) of the Company are set forth in its financial statements. We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the last financial statements made available to us.

Stifel Nicolaus has also relied upon the respective managements of the Company and Saratoga as to the reasonableness and achievability of the financial forecasts and projections (and

GSC Investment Corp.
April 14, 2010

the assumptions and bases therein) provided to us by the Company and Saratoga, and we have assumed such forecasts and projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of management as to the future operating performance of the Company. Such forecasts and projections were not prepared with the expectation of public disclosure. All such forecasts and projections are based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic, business and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such forecasts and projections. Stifel Nicolaus has relied on these forecasts and projections without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof.

Stifel Nicolaus has not been requested to make, and has not made, an independent evaluation, physical inspection or appraisal of the assets, properties, facilities, or liabilities (contingent or otherwise) of the Company, the collateral securing any such assets or liabilities, or the collectibility of any such assets. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies and assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel Nicolaus assumes no responsibility for their accuracy.

Our opinion is limited to whether the per share consideration to be received by the Company in connection with the Investment pursuant to the Agreement is fair to the Company, from a financial point of view. Our opinion does not consider, include or address: (i) any other strategic alternatives currently (or which have been or may be) contemplated by the Company’s Board of Directors, the Special Committee of the Board (the “Special Committee”) or the Company; (ii) the legal, tax or accounting consequences of the Investment (or any aspect thereof) on the Company, its shareholders or the Investors; (iii) the fairness of the amount or nature of any compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the consideration to the holders of the Company’s securities; (iv) the capital structure or solvency of the Company; (v) any advice or opinions provided by any other advisor to the Board, the Special Committee or the Company; (vi) the effect of the Investment (or any aspect thereof) on, or the fairness of the Investment, to holders of any class of securities, creditors or other constituencies of the Company; (vii) whether Investors have sufficient cash, available lines of credit or other sources of funds to enable it to pay the aggregate consideration; (viii) the terms of the Replacement Facility, as defined in the Agreement, or any transaction contemplated thereby; (ix) the terms of the Replacement Management Agreements, as defined in the Agreement; or (x) any other term of the Agreement or the form or structure of the Investment or the likelihood, or timeframe in which, the Investment will be consummated. In addition, we are not expressing any opinion herein as to the prices, trading range or volume at which the Company’s securities will trade following public announcement or consummation of the Investment or any aspect thereof.

GSC Investment Corp.
April 14, 2010

Our opinion is necessarily based upon financial, economic, market and other conditions and circumstances existing and disclosed to us on the date hereof. It is understood that subsequent developments may affect the conclusions reached in this opinion, and that Stifel Nicolaus does not have any obligation to update, revise or reaffirm this opinion. We have also assumed that the Investment will be consummated on the terms and conditions set forth in the Agreement, without any waiver of material terms or conditions by the Company or any other party to such Agreement, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Investment will not have an adverse effect on the Company or its shareholders. We also express no opinion as to the likelihood that the closing conditions set forth in the Agreement will be satisfied, and we note that several of these conditions are beyond the control of the Company. In addition, we have assumed that the definitive Agreement will not differ materially from the draft we reviewed.

We are acting as financial advisor to the Company in connection with the Investment and related matters and received an initial retainer fee upon execution of our engagement letter agreement. In addition, we will receive an advisory fee for our services that is contingent upon the consummation of the Investment and we also will receive a fee upon the delivery of this opinion that is not contingent upon the consummation of the Investment. Stifel Nicolaus will not receive any other compensation in connection with the Investment. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In addition to the foregoing, Stifel Nicolaus may seek to provide other investment banking services to the Company or its affiliates and Saratoga or its affiliates in the future, for which we would seek customary compensation. In the ordinary course of business, we make a market in the Company’s common stock and accordingly we and/or our customers may at any time hold a long or short position in such securities. Additionally, a member of Stifel Nicolaus’ investment banking transaction team holds a long position in GNV common stock. Other than the foregoing, there are no other material relationships that existed during the two years prior to the date of this opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Stifel Nicolaus and the Company or Saratoga.

It is understood that this letter is solely for the information of, and directed to, the Special Committee for its information and assistance in connection with its evaluation of the financial terms of the Investment and is not to be relied upon by any shareholder of the Company, Investor, or any other person or entity. Our opinion does not constitute a recommendation to the Special Committee, the Board or any shareholder of GNV as to how the Special Committee, the Board or such shareholder should vote on the Investment or any aspect thereof, or whether or not any GNV shareholder should take any action in connection with the Investment or any aspect thereof. In addition, the opinion does not compare the relative merits of the Investment or any aspect thereof with any other alternative transaction or business strategy which may have been available to the Special Committee, the Board or the Company and does not address the

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April 14, 2010

underlying business decision of the Special Committee, the Board or GNV to proceed with the Investment or any aspect thereof.

Stifel Nicolaus’ Fairness Opinion Committee has approved the issuance of this opinion. This letter is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the Investment or to seek approval for the Investment, nor shall this letter be used for any other purposes, without the prior written consent of Stifel Nicolaus.

We are not legal, tax, regulatory or bankruptcy advisors. We have not considered any potential legislative or regulatory changes currently being considered by the United States Congress, the Securities and Exchange Commission (the “SEC”), any other regulatory bodies, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC or the Financial Accounting Standards Board. Our opinion is not a solvency opinion and does not in any way address the solvency or financial condition of the Company.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, as of the date hereof, the per share consideration to be received by the Company in connection with the Investment pursuant to the Agreement is fair to the Company, from a financial point of view.

Very truly yours,

/s/Stifel, Nicolaus & Company, Incorporated
STIFEL, NICOLAUS & COMPANY, INCORPORATED

INVESTMENT ADVISORY AND MANAGEMENT AGREEMENT
BY AND BETWEEN
GSC INVESTMENT CORP AND
SARATOGA INVESTMENT ADVISORS, LLC

Agreement made this [____] day of [___________], 2010, by and between GSC Investment Corp., a Maryland corporation (the “Company”), and Saratoga Investment Advisors, LLC, a Delaware limited liability company (the “Investment Adviser”).

WHEREAS, the Company is a Maryland corporation that has filed an election to be treated as a business development company under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and has further elected to be treated as a regulated investment company (“RIC”) for tax purposes.

WHEREAS, the Investment Adviser is an investment adviser that has registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”); and

WHEREAS, the Company desires to retain the Investment Adviser to furnish investment advisory services to the Company on the terms and conditions hereinafter set forth, and the Investment Adviser wishes to be retained to provide such services.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the parties hereby agree as follows:

1. Duties of the Investment Adviser.

The Company hereby employs the Investment Adviser to act as the investment adviser to the Company and to manage the investment and reinvestment of the assets of the Company, subject to the supervision of the board of directors of the Company (the “Board”), for the period and upon the terms herein set forth,  (i) in accordance with the investment objectives, policies and restrictions that are determined by the Board from time to time and disclosed to the Investment Adviser, which objectives, policies and restrictions are set forth in the Company’s Registration Statement on Form N-2, as filed with the Securities and Exchange Commission on [•], and as amended from time to time (as amended, the “Registration Statement”); (ii) in accordance with the Investment Company Act; (iii) during the term of this Agreement in accordance with all other applicable federal and state laws, rules and regulations, and the Company’s operating agreement, or charter and by-laws, as applicable; and (iv) in accordance with the RIC rules (within the meaning of Section 851(a) of the Internal Revenue Code of 1986, as amended).

Without limiting the generality of the foregoing, the Investment Adviser shall, during the term and subject to the provisions of this Agreement: (i) determine the composition of the portfolio of the Company, the nature and timing of the changes therein and the manner of implementing such changes; (ii) identify, evaluate and negotiate the structure of the investments made by the Company;  (iii) close and monitor the Company’s investments; (iv) determine the securities and other assets that the Company will purchase, retain, or sell; (v) perform due diligence on prospective portfolio companies; and (vi) provide the Company with such other investment advisory, research and related services as the Company may, from time to time, reasonably require for the investment of its funds.  The Investment Adviser shall have the power and authority on behalf of the Company to effectuate investment decisions for the Company, including the execution and delivery of all documents relating to the Company’s investments and the placing of orders for other purchase or sale transactions on behalf of the Company.   In the event that the Company determines to incur debt financing, the Investment Adviser will arrange for such financing on the Company’s behalf, subject to the oversight and approval of the Board. If it is necessary for the Investment Adviser to make investments on behalf of the Company through a special purpose vehicle, the Investment Adviser shall have authority to create or arrange for the creation of such special purpose vehicle and to make such investments through such special purpose vehicle in accordance with the Investment Company Act.

(b) The Investment Adviser hereby accepts such engagement and agrees during the term hereof to render the services described herein for the compensation provided herein.

(c) The Investment Adviser shall for all purposes herein provided be deemed to be an independent contractor and, except as expressly provided or authorized herein, shall have no authority to act for or represent the Company in any way or otherwise be deemed an agent of the Company.

(d) Subject to review by and the overall control of the Board of the Company, the Investment Adviser shall keep and preserve for the period required by the Investment Company Act any books and records relevant to the provision of its investment advisory services to the Company and shall specifically maintain all books and records with respect to the Company’s portfolio transactions and shall render to the Board such periodic and special reports as the Board may reasonably request. The Investment Adviser agrees that all records that it maintains for the Company are the property of the Company and will surrender promptly to the Company any such records upon the Company’s request, provided that the Investment Adviser may retain a copy of such records.

(e) The Investment Adviser has adopted and implemented written policies and procedures reasonably designed to prevent its violation of the federal securities laws. The Investment Adviser has also provided to the Company, and shall provide the Company at such times in the future as the Company shall reasonably request, a copy of such policies and procedures (and any amendments thereto) and a report of such policies and procedures. Such report shall be of sufficient scope and in sufficient detail, as may reasonably be required to comply with Rule 38a−1 under the Investment Company Act and to provide reasonable assurance that any material inadequacies would be disclosed by such examination, and, if there are no such inadequacies, the report shall so state.

2. Company’s Responsibilities and Expenses Payable by the Company.

All investment professionals of the Investment Adviser and its staff, when and to the extent engaged in providing investment advisory services required to be provided by the Investment Adviser under Section 1(a), and the compensation and routine overhead expenses of such personnel allocable to such services, will be provided and paid for by the Investment Adviser and not by the Company. The Company will bear all costs and expenses of its operations and transactions, including those relating to: the Company’s organization; calculating the Company’s net asset value (including the cost and expenses of any independent valuation firm); expenses incurred by the Investment Adviser payable to third parties, including agents, consultants or other advisors, in monitoring financial and legal affairs for the Company and in monitoring the Company’s investments and performing due diligence on its prospective portfolio companies; interest payable on debt, if any, incurred to finance the Company’s investments; offerings of the Company’s common shares and other securities; investment advisory and management fees; fees payable to third parties, including agents, consultants or other advisors, relating to, or associated with, evaluating and making investments; transfer agent and custodial fees; federal and state registration fees; all costs of registration and listing the Company’s common shares on any securities exchange; federal, state and local taxes; independent directors’ fees and expenses; costs of preparing and filing reports or other documents required by governmental bodies (including the Securities and Exchange Commission (the “SEC”)); costs of any reports, proxy statements or other notices to common shareholders including printing costs; the Company’s fidelity bond, directors and officers/errors and omissions liability insurance, and any other insurance premiums; direct costs and expenses of administration, including printing, mailing, long distance telephone, copying, secretarial and other staff, independent auditors and outside legal costs; and administration fees and all other expenses incurred by the Company or, if applicable, the Administrator in connection with administering the Company’s business (including payments under the administration agreement to be entered into by the Company and the Investment Adviser (the “Administration Agreement”) based upon the Company’s allocable portion of the Administrator’s overhead in performing its obligations under the Administration Agreement, including rent and the allocable portion of the cost of the Company’s officers and their respective staffs (including travel expenses)).

3. Compensation of the Investment Adviser.

The Company agrees to pay, and the Investment Adviser agrees to accept, as compensation for the services provided by the Investment Adviser hereunder, a base management fee (“Base Management Fee”) and an incentive fee (“Incentive Fee”) as hereinafter set forth. The Company shall make any payments due hereunder to the Investment Adviser or to the Investment Adviser’s designee as the Investment Adviser may otherwise direct.

(a) The Base Management Fee shall be 1.75% per annum of the Company’s gross assets (other than cash or cash equivalents but including assets purchased with borrowed funds).  The Base Management Fee will be payable quarterly in arrears and will be calculated at the end of each fiscal quarter based on the average value of the Company’s gross assets (other than cash or cash equivalents but including assets purchased with borrowed funds) as of the end of such fiscal quarter and the end of the immediate prior fiscal quarter.  Base Management Fees for any partial month or quarter will be appropriately pro rated.

(b) The Incentive Fee shall consist of two parts, as follows:

(i) The first part will be calculated and payable quarterly in arrears based on the Pre-Incentive Fee net investment income for the immediately preceding fiscal quarter.  Payments based on Pre-Incentive Fee net investment income will be based on the Pre-Incentive Fee net investment income earned for the quarter.  For this purpose, “Pre-Incentive Fee net investment income” means interest income, dividend income and any other income (including any other fees, such as commitment, origination, structuring, diligence, managerial and consulting fees or other fees that the Company receives from portfolio companies) accrued by the Company during the fiscal quarter, minus the Company’s operating expenses for the quarter (including the Base Management Fee, expenses payable under the Administration Agreement, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the Incentive Fee).  Pre-Incentive Fee net investment income includes, in the case of investments with a deferred interest feature (such as market discount, debt instruments with payment-in-kind interest, preferred stock with payment-in-kind dividends and zero coupon securities), accrued income that has not yet been received in cash. Pre-Incentive Fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Pre-Incentive Fee net investment income, expressed as a rate of return on the value of the Company’s net assets (defined as total assets less liabilities) at the end of the immediately preceding fiscal quarter, will be compared to a “hurdle rate” of 1.875% per quarter (7.5% annualized), subject to a “catch-up” provision (as described below). The Company acknowledges that the Base Management Fee is calculated prior to giving effect to the payment of any Incentive Fees.

The Company will pay the Investment Adviser an Incentive Fee with respect to the Company’s Pre-Incentive Fee net investment income in each fiscal quarter as follows: (A) no Incentive Fee in any fiscal quarter in which the Company’s Pre-Incentive Fee net investment income does not exceed the hurdle rate; or (B) (i) 100% of the Company’s Pre-Incentive Fee net investment income with respect to that portion of such Pre-Incentive Fee net investment income, if any, that exceeds the hurdle rate but is less than or equal to 2.344% in any fiscal quarter (9.376% annualized) is payable to the Investment Adviser; and (ii) 20% of the amount of the Company’s Pre-Incentive Fee net investment income, if any, that exceeds 2.344% in any fiscal quarter (9.376% annualized). The Company refers to the amount specified in clause (B)(i) as the “catch-up.” Notwithstanding the foregoing, with respect to any period ending on or prior to December 31, 2010, the Investment Adviser shall be entitled to 20% of the amount of the Company’s Pre-Incentive Fee net investment income, if any, that exceeds 1.875% in any fiscal quarter (7.5% annualized) without any catch-up provision.

These calculations will be appropriately pro rated when such calculations are applicable for any period of less than three months.

(ii) The second part of the Incentive Fee (the “Capital Gains Fee”) will be determined and payable in arrears as of the end of each fiscal year (or upon termination of this Agreement as set forth below), commencing with the fiscal year ending on February 28, 2011, and is calculated at the end of each applicable year by subtracting (1) the sum of the Company’s cumulative aggregate realized capital losses and aggregate unrealized capital depreciation from (2) the Company’s cumulative aggregate realized capital gains, in each case calculated from May 31, 2010 (the “Commencement Date”).  If such amount is positive at the end of such year, then the Capital Gains Fee for such year is equal to 20% of such amount, less the cumulative aggregate amount of Capital Gains Fees paid in all prior years. If such amount is negative, then there is no Capital Gains Fee for such year.  If this Agreement shall terminate as of a date that is not a fiscal year end, the termination date shall be treated as though it were a fiscal year end for purposes of calculating and paying a Capital Gains Fee.

For purposes of this Section 3(b)(ii):

The cumulative aggregate realized capital gains are calculated as the sum of the differences, if positive, between (a) the net sales price of each investment in the Company’s portfolio when sold and (b) the accreted or amortized cost basis of such investment.

The cumulative aggregate realized capital losses are calculated as the sum of the differences, if negative, between (a) the net sales price of each investment in the Company’s portfolio when sold and (b) the accreted or amortized cost basis of such investment.

The aggregate unrealized capital depreciation is calculated as the sum of the differences, if negative, between (a) the valuation of each investment in the Company’s portfolio as of the applicable Capital Gains Fee calculation date and (b) the accreted or amortized cost basis of such investment.

The accreted or amortized cost basis of an investment shall mean, with respect to an investment owned by the Company as of the Commencement Date, the fair value of such investment as of the Commencement Date as set forth on Schedule A hereto and, with respect to an investment acquired by the Company subsequent to the Commencement Date, the accreted or amortized cost basis of such investment as reflected in the Company’s financial statements.

4. Covenants of the Investment Adviser.

The Investment Adviser represents that it is registered as an investment adviser under the Advisers Act and agrees that its activities will at all times be in compliance in all material respects with all applicable federal and state laws governing its operations and investments.

5. Brokerage Commissions.

The Investment Adviser is hereby authorized, to the fullest extent now or hereafter permitted by law, to cause the Company to pay a member of a national securities exchange, broker or dealer an amount of commission for effecting a securities transaction in excess of the amount of commission another member of such exchange, broker or dealer would have charged for effecting that transaction, if the Investment Adviser determines in good faith, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities, that such amount of commission is reasonable in relation to the value of the brokerage and/or research services provided by such member, broker or dealer, viewed in terms of either that particular transaction or its overall responsibilities with respect to the Company’s portfolio, and constitutes the best net results for the Company.

6. Limitations on the Employment of the Investment Adviser.

The services of the Investment Adviser to the Company are not exclusive, and the Investment Adviser may engage in any other business or render similar or different services to others including, without limitation, the direct or indirect sponsorship or management of other investment based accounts or commingled pools of capital, however structured, having investment objectives similar to those of the Company, and nothing in this Agreement shall limit or restrict the right of any member, manager, partner, officer or employee of the Investment Adviser to engage in any other business or to devote his or her time and attention in part to any other business, whether of a similar or dissimilar nature, or to receive any fees or compensation in connection therewith (including fees for serving as a director of, or providing consulting services to, one or more of the Company’s portfolio companies, subject to applicable law). So long as this Agreement or any extension, renewal or amendment remains in effect, the Investment Adviser shall be the only investment adviser for the Company, subject to the Investment Adviser’s right to enter into sub-advisory agreements. The Investment Adviser assumes no responsibility under this Agreement other than to render the services called for hereunder. It is understood that directors, officers, employees or shareholders of the Company are or may become interested in the Investment Adviser and its affiliates, as directors, officers, employees, partners, stockholders, members, managers or otherwise, and that the Investment Adviser and directors, officers, employees, partners, stockholders, members and managers of the Investment Adviser and its affiliates are or may become similarly interested in the Company as shareholders or otherwise.

7. Responsibility of Dual Directors, Officers and/or Employees.

If any person who is a member, manager, partner, officer or employee of the Investment Adviser or the Administrator is or becomes a director, officer and/or employee of the Company and acts as such in any business of the Company, then such member, manager, partner, officer and/or employee of the Investment Adviser or the Administrator shall be deemed to be acting in such capacity solely for the Company, and not as a member, manager, partner, officer or employee of the Investment Adviser or the Administrator or under the control or direction of the Investment Adviser or the Administrator, even if paid by the Investment Adviser or the Administrator.

8. Limitation of Liability of the Investment Adviser; Indemnification.

The Investment Adviser, its partners and their respective officers, managers, partners, agents, employees, controlling persons, members and any other person affiliated with any of them (collectively, the “Indemnified Parties”), shall not be liable to the Company for any action taken or omitted to be taken by the Investment Adviser in connection with the performance of any of its duties or obligations under this Agreement or otherwise as an investment adviser of the Company, except to the extent specified in Section 36(b) of the Investment Company Act concerning loss resulting from a breach of fiduciary duty (as the same is finally determined by judicial proceedings) with respect to the receipt of compensation for services and except to the extent such action or omission constitutes gross negligence, willful misfeasance, bad faith or reckless disregard of its duties and obligations under this Agreement. The Company shall indemnify, defend and protect the Indemnified Parties (each of whom shall be deemed a third party beneficiary hereof) and hold them harmless from and against all damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by the Indemnified Parties in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Company or its security holders) arising out of or otherwise based upon the performance of any of the Investment Adviser’s duties or obligations under this Agreement or otherwise as an investment adviser of the Company. Notwithstanding the foregoing provisions of this Section 8 to the contrary, nothing contained herein shall protect or be deemed to protect the Indemnified Parties against, or entitle or be deemed to entitle the Indemnified Parties to indemnification in respect of, any liability to the Company or its security holders to which the Indemnified Parties would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of any Indemnified Party’s duties or by reason of the reckless disregard of the Investment Adviser’s duties and obligations under this Agreement (as the same shall be determined in accordance with the Investment Company Act and any interpretations or guidance by the SEC or its staff thereunder).  For the avoidance of doubt, none of the Indemnified Parties will be liable for trade errors, such as errors in the investment decision-making process (e.g., a transaction was effected in violation of the Company’s investment guidelines) or in the trade process (e.g., a buy order was entered instead of a sell order, or the wrong security was purchased or sold, or a security was purchased or sold in an amount or at a price other than the correct amount or price), other than those trade errors resulting from an Indemnified Party’s gross negligence, willful misfeasance, bad faith or reckless disregard of its duties and obligations under this Agreement.

9. Effectiveness, Duration and Termination of Agreement.

(a) This Agreement shall become effective as of the first date above written. This Agreement shall remain in effect for two years after such date, and thereafter shall continue automatically for successive annual periods, provided that such continuance is specifically approved at least annually by (i) the vote of the Board, or by the vote of shareholders holding a majority of the outstanding voting securities of the Company, and (ii) the vote of a majority of the Company’s Directors who are not parties to this Agreement or “interested persons” (as such term is defined in Section 2(a)(19) of the Investment Company Act) of any party to this Agreement, in accordance with the requirements of the Investment Company Act.

(b) This Agreement may be terminated at any time, without the payment of any penalty, upon 60 days’ written notice, by the vote of shareholders holding a majority of the outstanding voting securities of the Company, or by the vote of the Company’s Directors or by the Investment Adviser.

(c) This Agreement will automatically terminate in the event of its “assignment” (as such term is defined for purposes of Section 15(a)(4) of the Investment Company Act).

(d) The provisions of Section 8 of this Agreement shall remain in full force and effect, and the Investment Adviser and the other Indemnified Parties shall remain entitled to the benefits thereof, notwithstanding any termination of this Agreement. Further, notwithstanding the termination or expiration of this Agreement as aforesaid, the Investment Adviser shall be entitled to any amounts due and payable under Section 3 through the date of termination or expiration.

11. Amendments of this Agreement.

This Agreement may not be amended or modified except by an instrument in writing signed by all parties hereto, but the consent of the Company must be obtained in conformity with the requirements of the Investment Company Act.

12. Governing Law.

This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, including without limitation Sections 5-1401 and 5-1402 of the New York General Obligations Law and New York Civil Practice Laws and Rules 327(b), and the applicable provisions of the Investment Company Act, if any. To the extent that the applicable laws of the State of New York, or any of the provisions herein, conflict with the applicable provisions of the Investment Company Act, if any, the latter shall control. The parties unconditionally and irrevocably consent to the exclusive jurisdiction of the courts located in the State of New York and waive any objection with respect thereto, for the purpose of any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

13. No Waiver.

The failure of either party to enforce at any time for any period the provisions of or any rights deriving from this Agreement shall not be construed to be a waiver of such provisions or rights or the right of such party thereafter to enforce such provisions, and no waiver shall be binding unless executed in writing by all parties hereto.

14. Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.

15. Headings.

The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

16. Counterparts.

This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original instrument and all of which taken together shall constitute one and the same agreement.

17. Notices.

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service (with signature required), by facsimile, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at their respective principal executive office addresses, c/o Chief Financial Officer.

18. Entire Agreement.

This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between the parties with respect to such subject matter.

19. Certain Matters of Construction.

(a) The words “hereof”, “herein”, “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular Section or provision of this Agreement, and reference to a particular Section of this Agreement shall include all subsections thereof.

(b) Definitions shall be equally applicable to both the singular and plural forms of the terms defined, and references to the masculine, feminine or neuter gender shall include each other gender.

(c) The word “including” shall mean including without limitation.

[THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the date above written.

GSC INVESTMENT CORP.
By:
Name:
Title:

SARATOGA INVESTMENT ADVISORS, LLC
By:
Name:
Title:

[Signature page to Investment Advisory and Management Agreement]

ADMINISTRATION AGREEMENT

AGREEMENT (this “Agreement”) made as of __________ by and between GSC Investment Corp., a Maryland corporation (the “Company”), and Saratoga Administrator LLC, a Delaware limited liability company (the “Administrator”).

WHEREAS, the Company is a Maryland corporation that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended (the “Investment Company Act”), and further elected to be taxable as a regulated investment company;

WHEREAS, the Company and Saratoga Investment Advisors, LLC, an Affiliate of the Administrator, are parties to an Investment Advisory and Management Agreement dated [•], 2010 (the “Investment Advisory and Management Agreement”);

WHEREAS, the Company desires to retain the Administrator to provide administrative services to the Company in the manner and on the terms hereinafter set forth; and

WHEREAS, the Administrator is willing to provide administrative services to the Company on the terms and conditions hereafter set forth.

NOW, THEREFORE, in consideration of the premises and the covenants hereinafter contained and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the Company and the Administrator hereby agree as follows:

1.  Duties of the Administrator.

(a)  Employment of Administrator.  The Company hereby employs the Administrator to act as administrator of the Company, and to furnish, or arrange for others to furnish, the administrative services, personnel and facilities described below, subject to review by and the overall control of the board of directors of the Company, for the period and on the terms and conditions set forth in this Agreement.  The Administrator hereby accepts such employment and agrees during such period to render, or arrange for the rendering of, such services and to assume the obligations herein set forth subject to the reimbursement of costs and expenses as provided for below.  The Administrator and any such other persons providing services arranged for by the Administrator shall for all purposes herein be deemed to be independent contractors and shall, unless otherwise expressly provided or authorized herein, have no authority to act for or represent the Company in any way or otherwise be deemed agents of the Company.  The Administrator agrees to notify the Company of any admission or removal of a general partner of the Administrator within a reasonable amount of time after such admission or removal.

(b)  Services.  The Administrator shall perform (or oversee, or arrange for, the performance of) the administrative services necessary for the operation of the Company. Without limiting the generality of the foregoing, the Administrator shall provide the Company with office facilities, equipment, clerical, bookkeeping and record keeping services at such office facilities and such other services as the Administrator, subject to review by the board of directors of the

Company, shall from time to time determine to be necessary or useful to perform its obligations under this Agreement.  The Administrator shall also, on behalf of the Company, arrange for the services of, and oversee, custodians, depositories, transfer agents, dividend disbursing agents, other shareholder servicing agents, accountants, attorneys, underwriters, brokers and dealers, corporate fiduciaries, insurers, banks and such other persons in any such other capacity deemed to be necessary or desirable.  The Administrator shall make reports to the Company’s board of directors of its performance of obligations hereunder and furnish advice and recommendations with respect to such other aspects of the business and affairs of the Company as it shall determine to be desirable; provided that nothing herein shall be construed to require the Administrator to, and the Administrator shall not, provide any advice or recommendation relating to the securities and other assets that the Company should purchase, retain or sell or any other investment advisory services to the Company.  The Administrator shall be responsible for the financial and other records that the Company is required to maintain and shall prepare all reports and other materials required to be filed with the Securities and Exchange Commission (the “SEC”) or any other regulatory authority, including reports to shareholders.  The Administrator will provide on the Company’s behalf significant managerial assistance to those portfolio companies to which the Company is required to provide such assistance.  In addition, the Administrator will assist the Company in determining and publishing the Company’s net asset value, overseeing the preparation and filing of the Company’s tax returns, and the printing and dissemination of reports to shareholders, and generally overseeing the payment of the Company’s expenses and the performance of administrative and professional services rendered to the Company by others.

2.  Records.  The Administrator agrees to maintain and keep all books, accounts and other records of the Company that relate to activities performed by the Administrator hereunder and, if required by the Investment Company Act, will maintain and keep such books, accounts and records in accordance with that act.  In compliance with the requirements of Rule 31a-3 under the Investment Company Act, the Administrator agrees that all records that it maintains for the Company shall at all times remain the property of the Company, shall be readily accessible during normal business hours, and shall be promptly surrendered upon the termination of this Agreement or otherwise on written request.  The Administrator further agrees that all records which it maintains for the Company pursuant to Rule 31a-1 under the Investment Company Act will be preserved for the periods prescribed by Rule 31a-2 under the Investment Company Act unless any such records are earlier surrendered as provided above. Records shall be surrendered in usable machine-readable form.  The Administrator shall have the right to retain copies of such records subject to observance of its confidentiality obligations under this Agreement.

3.  Confidentiality.  The parties hereto agree that each shall treat confidentially all information provided by each party to the other regarding its business and operations.  All confidential information provided by a party hereto, including nonpublic personal information pursuant to Regulation S-P of the SEC, shall be used by any other party hereto solely for the purpose of rendering services pursuant to this Agreement and, except as may be required in carrying out this Agreement, shall not be disclosed to any third party, without the prior consent of such providing party.  The foregoing shall not be applicable to any information that is publicly available when provided or thereafter becomes publicly available other than through a breach of this Agreement, or that is required to be disclosed by any regulatory authority, any authority or legal counsel of the parties hereto, by judicial or administrative process or otherwise by applicable law or regulation.

4.  Compensation; Allocation of Costs and Expenses.  (a) In full consideration of the provision of the services of the Administrator, the Company shall reimburse the Administrator for the costs and expenses incurred by the Administrator in performing its obligations and providing personnel and facilities hereunder based upon the Company’s allocable portion of the Administrator’s overhead in performing its obligations under this Agreement, including rent and the allocable portion of the cost of the Company’s officers and their respective staffs (including travel expenses).  The Company’s allocable portion of such costs and expenses may be determined based on the proportion of the Company’s total assets to the aggregate total assets administered by the Administrator or sub-division thereof; provided that the Administrator may determine that certain services shall be allocated on the basis of the time allocated by certain personnel of the Administrator in providing such services to the Company, and provided further that any costs and expenses allocable to the Company shall not be materially different from those listed on Schedule A.  Specifically, the compensation of employees of the Administrator, including, among other things, salaries and any appropriate bonus, who dedicate their time exclusively to the provision of services to the Company shall be considered a cost and expense allocable to the Company.

(b)  The Company will bear all costs and expenses that are incurred in its operation and transactions and not specifically assumed by (i) the Company’s investment adviser, pursuant to the Investment Advisory and Management Agreement or (ii) the Administrator hereunder, including payments under this Agreement.

(c)  For the one-year period ending on the anniversary of the effective date of this Agreement (the “Anniversary”), the reimbursements required to be made to the Administrator by the Company as set forth above shall be capped such that the amounts payable to the Administrator by the Company under this Agreement will not exceed an amount of $1,000,000 per year.  From and after the Anniversary, the determination of whether the reimbursements required to be made to the Administrator by the Company as set forth above shall be capped (including the determination of the appropriate amount at which to cap such reimbursements) shall be made in the sole discretion of the independent directors of the Company’s board of directors.

5.  Limitation of Liability of the Administrator; Indemnification.  The Administrator, its members and their respective officers, managers, partners, agents, employees, controlling persons, members, and any other person or entity affiliated with any of them (collectively, the “Indemnified Parties”), shall not be liable to the Company for any action taken or omitted to be taken by the Administrator in connection with the performance of any of its duties or obligations under this Agreement or otherwise as administrator for the Company, and the Company shall indemnify, defend and protect the Administrator (and its officers, managers, partners, agents, employees, controlling persons, members, and any other person or entity affiliated with the Administrator, including without limitation the Indemnified Parties (each of whom shall be deemed a third party beneficiary hereof) and hold them harmless from and against all damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by the Indemnified Parties in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Company or its security holders) arising out of or otherwise based upon the performance of any of the Administrator’s duties or obligations under this Agreement or otherwise as administrator for the Company.  Notwithstanding the preceding sentence of this Paragraph 5 to the contrary, nothing contained herein shall protect or be deemed to protect the Indemnified Parties against, or entitle or be deemed to entitle the Indemnified Parties to indemnification in respect of, any liability to the Company or its shareholders to which the Indemnified Parties would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of the Administrator’s duties or by reason of the reckless disregard of the Administrator’s duties and obligations under this Agreement (to the extent applicable, as the same shall be determined in accordance with the Investment Company Act and any interpretations or guidance by the SEC or its staff thereunder).

6.  Activities of the Administrator.  The services of the Administrator to the Company are not to be deemed to be exclusive, and the Administrator and each other person providing services as arranged by the Administrator is free to render services to others.  It is understood that directors, officers, members, managers, employees and shareholders of the Company are or may become interested in the Administrator and its affiliates, as directors, officers, members, managers, employees, partners, stockholders or otherwise, and that the Administrator and directors, officers, members, managers, employees, partners and stockholders of the Administrator and its affiliates are or may become similarly interested in the Company as shareholders.

7.  Duration and Termination of this Agreement.

(a)  This Agreement shall become effective as of the date hereof, and shall remain in force with respect to the Company for two years thereafter, and thereafter continue from year to year, but only so long as such continuance is specifically approved at least annually by (i) the board of directors of the Company or by the vote of shareholders holding a majority of outstanding voting securities of the Company and (ii) a majority of those members of the Company’s board of directors who are not parties to this Agreement or “interested persons” (as defined in the Investment Company Act) of any such party.

(b)  This Agreement may be terminated at any time, without the payment of any penalty, by vote of the Company’s board of directors, or by the Administrator, upon 60 days’ written notice to the other party.

8.  Amendments of this Agreement.  This Agreement may not be amended or modified except by an instrument in writing signed by all parties hereto.

9.  Assignment.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.  Neither party may assign, delegate or otherwise transfer this Agreement or any of its rights or obligations hereunder without the prior written consent of the other party; provided, however, that the Administrator may assign its obligations under this Agreement to an affiliate of the Administrator without obtaining consent.  No assignment by either party permitted hereunder shall relieve the applicable party of its obligations under this Agreement.  Any assignment by either party in accordance with the terms of this Agreement shall be pursuant to a written assignment agreement in which the assignee expressly assumes the assigning party’s rights and obligations hereunder.

10.  Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, including without limitation Sections 5-1401 and 5-1402 of the New York General Obligations Law and New York Civil Practice Laws and Rules 327(b), and the applicable provisions of the Investment Company Act, if any.  To the extent that the applicable laws of the State of New York, or any of the provisions herein, conflict with the applicable provisions of the Investment Company Act, if any, the latter shall control.  The parties unconditionally and irrevocably consent to the exclusive jurisdiction of the courts located in the State of New York and waive any objection with respect thereto, for the purpose of any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

11.  No Waiver.  The failure of either party to enforce at any time for any period the provisions of or any rights deriving from this Agreement shall not be construed to be a waiver of such provisions or rights or the right of such party thereafter to enforce such provisions, and no waiver shall be binding unless executed in writing by all parties hereto.

12.  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

13.  Headings.  The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

14.  Counterparts.  This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original instrument and all of which taken together shall constitute one and the same agreement.

15.  Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service (with signature required), by facsimile, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at their respective principal executive office addresses.

16.  Entire Agreement.  This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between the parties with respect to such subject matter.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date hereof.

GSC INVESTMENT CORP.

By:
Name:
Title:

SARATOGA ADMINISTRATOR LLC

By:
Name:
Title:

[Signature page to Administration Agreement]